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03013620

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 3 2003 WASH, D.C. 165 SECTION

SEC FILE NUMBER
8- 39012

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Maxcor Financial Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Seaport Plaza, 19th Floor
(No. and Street)

New York	NY	10038
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven R. Vigliotti (646) 346-7215
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhousecoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 1 7 2003

OATH OR AFFIRMATION

I, Steven R. Vigliotti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maxcor Financial Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELYSE L. DRANOFF KOVAR
NOTARY PUBLIC, State of New York
No. 02DR4949385
Qualified in New York County
Commission Expires Sept. 28, 2005

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAXCOR FINANCIAL INC.
(a wholly owned subsidiary of Maxcor Financial Group Inc.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors
and Stockholder of
Maxcor Financial Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Maxcor Financial Inc. (the "Company") at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27,2003

MAXCOR FINANCIAL INC.
(a wholly owned subsidiary of Maxcor Financial Group Inc.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 22,607,284
Deposits with clearing organizations	6,318,529
Receivable from broker-dealers and customers	7,752,908
Securities held at clearing firm and trading contracts	28,933,749
Prepaid expenses and other assets	553,083
Receivable from affiliates	836,028
Fixed assets, net of accumulated depreciation and amortization of $635,377	69,473
Total assets	$ 67,071,054

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Payable to broker-dealer	$ 17,337,560
Trading contracts	144,153
Accounts payable and accrued liabilities	5,306,858
Accrued compensation payable	11,574,155
Taxes payable	12,529
Deferred taxes payable	796,128
	35,171,383
Subordinated borrowing	2,000,000
Stockholder's equity	29,899,671
Total liabilities and stockholder's equity	$ 67,071,054

The accompanying notes are an integral part of this financial statement.

MAXCOR FINANCIAL INC.
(a wholly owned subsidiary of Maxcor Financial Group Inc.)
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION:

Maxcor Financial Inc. (the "Company") is a registered broker-dealer with operations in New York, Stamford and London. The Company is engaged in the institutional sales and trading of municipal securities, high yield and distressed debt, equities and convertible securities, and through its Euro Brokers Division, in the inter-dealer brokering of fixed income securities and repurchase agreements.

The Company is a wholly owned subsidiary of Maxcor Financial Group Inc. ("MFGI"), a publicly-traded financial services holding company (Nasdaq: MAXF). In addition to the operations of the Company described above, other subsidiaries and affiliates of MFGI conduct business as an inter-dealer broker of money market instruments, derivative products and securities in major financial centers around the world.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

Revenue Recognition:

Commission income, principal transactions and related expenses are recorded on a trade date basis.

Securities and trading contracts:

Transactions in securities and trading contracts are recorded on a trade date basis.

Securities are carried at market value generally based upon quoted prices. To the extent quoted prices are not available, securities are valued at fair value as determined by management generally based upon quoted prices of securities with similar characteristics.

When-issued equity trading contracts are reflected in the statement of financial condition as assets or liabilities based upon the difference between the contract price and the quoted market price. If the difference between the contract price and the quoted market price results in a gain and the completion of the contract is not assured beyond a reasonable doubt, such gain is deferred from revenue until the uncertainty is eliminated.

Cash and cash equivalents:

The Company considers all short-term investments with an initial maturity of three months or less to be cash equivalents.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued):

Allowance for doubtful accounts:

The Company maintains an allowance for doubtful accounts to reduce its billed receivables on name give-up brokerage transactions to the amount expected to be collected on such receivables.

Fixed assets:

Depreciation and amortization of furniture, equipment and software are computed on a straight-line basis using estimated useful lives of 3 to 5 years.

Fair value of financial instruments:

The financial instruments of the Company are reported on the statement of financial condition at market or fair values, or at carrying amounts that management estimates approximate fair values as such financial instruments are short-term in nature or bear interest at rates approximating current market. Management believes that it is not practicable to estimate the fair value of the subordinated borrowing due to the related party nature of the instrument.

Income taxes:

The Company files consolidated federal and combined state and local income tax returns for its U.S. operations with certain U.S. affiliates. The Company files combined income tax returns for its U.K. operations with certain U.K. affiliates. The Company and certain affiliates have a tax sharing arrangement which provides that the Company shall compute its income taxes on a separate company basis, except that the benefit of income tax losses will be allocated to the Company to the extent such losses are utilized in the consolidated and combined income tax returns.

Income taxes are accounted for using the asset and liability method. Deferred taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

Use of estimates:

The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued):

Translation of foreign currencies:

Assets and liabilities denominated in foreign currencies are translated to U.S. dollars using exchange rates at the end of the year.

NOTE 3 – ACQUISITION OF LONDON OPERATIONS:

On January 1, 2002, the Company's London branch purchased certain assets and the rights of the businesses carried on by Euro Brokers Financial Services Ltd. ("EBFSL"), a U.K. affiliate formerly engaged in the brokering of emerging market debt and floating rate notes, in exchange for the assumption of outstanding liabilities of EBFSL. The aggregate book value of the assets acquired of approximately $2.9 million was equal to the book value of the assumed liabilities.

NOTE 4 - DEPOSITS WITH CLEARING ORGANIZATIONS:

Deposits with clearing organizations are comprised of cash of $407,197 and US Treasury obligations with a market value of $5,911,332.

Pursuant to the Company's membership in the Government Securities Clearing Corporation ("GSCC"), the Company is required to maintain a minimum deposit of $5,000,000. The balance of the deposits is required pursuant to the Company's clearing firm relationships.

NOTE 5 – RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CUSTOMERS:

Amounts receivable from and payable to broker-dealers and customers consist of the following:

	Receivable	Payable
Commissions receivable	$ 6,030,414	$
Receivable from clearing firms	1,722,494	
Payable to clearing firm		17,337,560
	$ 7,752,908	$ 17,337,560

The Company clears certain of its brokerage transactions through other broker-dealers on a fully-disclosed basis pursuant to clearing agreements. The receivable from clearing firms primarily represents commissions due on matched riskless principal brokerage transactions, net of transaction fees, while the payable to clearing firm represents the net amount owed for financing the Company's securities positions. Commissions receivable represent amounts billed on the Company's name give-up brokerage transactions, net of an allowance for doubtful accounts of $112,178.

NOTE 6 - SECURITIES HELD AT CLEARING FIRM AND TRADING CONTRACTS:

Securities held at clearing firm and trading contracts consist of the following:

	Assets	Liabilities
Municipal obligations	$ 22,350,511	$
Corporate bonds	6,258,586	
When-issued equity trading contracts	324,652	144,153
	$ 28,933,749	$ 144,153

Securities positions are held by the clearing firm as a pledge against the amount owed and may be rehypothecated by the clearing firm.

NOTE 7 – TRANSACTIONS WITH AFFILIATES:

Receivable from affiliates primarily consists of amounts loaned to Euro Brokers Inc. ("EBI"), the Company's direct parent.

Certain key employees of the Company have received awards of stock options under the Maxcor Financial Group Inc. 1996 Stock Option Plan, the Maxcor Financial Group Inc. 2002 Stock Option Plan and warrants under separately issued warrant agreements to purchase shares of common stock of MFGI.

NOTE 8 – SUBORDINATED BORROWING:

The Company has a $2,000,000 subordinated note payable to EBI which is due February 28, 2004 and bears interest at 11.0% per annum. The note is subordinated to claims of general creditors. The subordinated note is covered by an agreement approved by NASD, and is thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

NOTE 9 - EMPLOYEE BENEFIT PLANS:

EBI maintains a 401(k) defined contribution plan covering substantially all of the salaried employees of the Company. The Company's contributions to the 401(k) plan are, subject to a maximum limit, based upon a percentage of employee contributions.

NOTE 10 - INCOME TAXES:

At December 31, 2002, the Company had a deferred taxes payable of $796,128, primarily for unrealized investment gains and other revenue not currently taxable.

NOTE 11 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum regulatory net capital. The Company has elected to use the alternative method, as permitted by the rule, which requires that the Company maintain minimum regulatory net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined; or 4% of the funds required to be segregated pursuant to the Commodity Exchange Act and regulations thereunder. In addition, the Company's membership in the GSCC requires it to maintain minimum excess regulatory net capital of $10,000,000. At December 31, 2002, the Company had regulatory net capital of $24,119,826 and a minimum regulatory net capital requirement of $250,000.

NOTE 12 – CONTINGENCIES:

Counterparty Risk:

The Company clears certain of its securities transactions through clearing firms on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing firms, the clearing firms have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing firms, the Company believes there is no maximum amount assignable to this risk. At December 31, 2002, the Company has recorded no liabilities with regards to this risk. During 2002, the Company made no payments to its clearing firms related to these rights.

The Company has the right to pursue collection or performance from counterparties who do not perform under their contractual obligations. The Company and its clearing firms have a policy of reviewing, on an ongoing basis, the credit standing of the Company's counterparties, which are institutions.

When-issued Equity Trading Contracts:

When-issued equity trading contracts represent a contract between two parties to receive (purchase) and deliver (sale) a specified amount of equity securities that have not yet been issued for an agreed upon price. Such contracts subject the Company to credit risk and market risk. Credit risk is limited to the unrealized market valuation gains recorded as assets in the statement of financial condition, offset by any deferral accruals for completion uncertainties. Market risk is substantially dependent upon the perceived volatility of the future issue.

At December 31, 2002, the Company had outstanding when-issued equity trading contracts for the common stock of NTL Inc. ("NTL"), at the time a Chapter 11 debtor, with notional values of $2.0 million of sales and $1.0 million of purchases. Since as of December 31, 2002 these contracts were not assured of settling, the net mark-to-market gain of $180,499 was deferred from revenue.

NOTE 12 – CONTINGENCIES (Continued):

In early January 2003 (prior to NTL's emergence from bankruptcy), the Company entered into additional when-issued equity trading contracts for NTL common stock with notional values of $2.1 million of sales and $150,000 of purchases, for a total of $4.1 million notional sales values and $1.2 million notional purchases values. On January 10, 2003, NTL emerged from bankruptcy under a plan of reorganization providing for the issuance of one-fourth the number of shares as was previously contemplated. The Company and other participants in the when-issued trading market expected the settlement of these trades would be adjusted to reflect a one-for-four reverse stock split. A number of buyers of NTL when-issued shares, seizing upon a Nasdaq advisory issued on January 14, 2003 that Nasdaq would not cancel the when-issued trades for NTL common stock, are demanding (or because of certain automated settlement processes have received) full delivery of the shares at the original contract price.

Because the trades have not all settled on a consistent basis, the Company has named its counterparties in the NTL when-issued equity trading contracts in a suit in the Supreme Court of the State of New York in order to seek a uniform and permanent resolution to this matter. Based upon the current state of settlement of these trades, the Company estimates its 2003 after-tax loss relating to this matter will be $4 million, including anticipated legal costs, if the Company's suit does not result in a uniform fully-adjusted settlement with all counterparties.

U.K. National Insurance:

As part of its acquisition of EBFSL's operations (see Note 3), the Company's London branch has assumed a contingent liability for demands by the Inland Revenue in the United Kingdom for the employer portion of National Insurance Contributions ("NIC") related to employee bonuses paid by EBFSL during the period from August 1994 to February 1998 in the amount of approximately £536,000 (approximately $863,000 at December 31, 2002), plus interest estimated at approximately £140,000 through December 31, 2002 (approximately $225,000). These demands have been formally challenged based upon the belief that the respective bonus payment methods did not require NIC payments under existing legislation. At December 31, 2002, the Company had reserved approximately $919,000 against these demands and potential future demands from the Inland Revenue for NIC related to employee bonuses paid after February 1998. Based upon this level of reserves, management does not anticipate the ultimate outcome of this or future NIC matters will have a material adverse effect on its financial condition or results of operations.